Mail Stop 4561

July 7, 2006

Mark Fusco
President and Chief Executive Officer
Aspen Technology, Inc.
Ten Canal Park
Cambridge, MA 02141

       Re: Aspen Technology, Inc.
              Form 10-K for Fiscal Year Ended June 30, 2005
              Forms 10-Q for Fiscal Quarter Ended September 30, 2005 and
              December 31, 2005

Dear Mr. Fusco:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Kathleen Collins
              Accounting Branch Chief